For six months ended March 31, 2006
                          Attachment 77M to form N-SAR
                                File No. 811-4767

1. The Board of Trustees of the Heritage Series Trust, at a special meeting held on September 13, 2005, unanimously approved, subject to shareholder approval, an Agreement and Plan of Reorganization ("Reorganization Plan") concerning the reorganization of Value Equity Fund, a series of Heritage Series Trust, into the Growth and Income Trust.

2. An Agreement and Plan of Reorganization was approved by Value Equity Fund shareholders on December 20, 2005.

3. On the close of business on December 23, 2005, the Heritage Growth and Income Trust acquired all the assets and liabilities of the Heritage Series Trust - Value Equity Fund pursuant to the Reorganization Plan.

4. Each shareholder of the Value Equity Fund received the number of full and fractional shares equal in value to that shareholder's shares of the corresponding class of Growth and Income Trust as of the closing date on December 23, 2005.